m·real

M-real Corporation Stock Exchange Bulletin 24.5.2006 at 14.30 p.m.

INVESTMENT AND MAINTENANCE SHUTDOWNS AND NON-RECURRING COSTS WILL WEAKEN M-REAL'S RESULT FOR THE SECOND QUARTER OF 2006

Investment and maintenance shutdowns will weaken M-real's second quarter result by a total of EUR 20 million. The result will also be negatively affected by the Finnish paper workers' strike which resulted in a loss of EUR 4 million, as well as by seasonal factors.

The second quarter will include a total of EUR 5 million worth of non-recurring costs, arising from personnel reductions implemented in Germany and Austria.

"In Finland, the reason behind the weakened result is the two-week shutdown at the Simpele mill where the board machine was rebuilt and the finishing department was renewed. Total investment costs amount to roughly EUR 60 million. The aim is to raise production capacity by 45,000 tonnes and improve the quality of the board," says M-real's President and CEO Hannu Anttila.

"In addition, at the Alizay paper and pulp mill in France, the former section of the paper machine was rebuilt simultaneously with the annual maintenance shutdown at the pulp mill in April. The shutdown lasted for nearly three weeks. The investment cost of the former section is approximately EUR 8 million, and the aim is to clearly improve paper quality." Hannu Anttila continues.

COST SAVINGS AND EFFICIENCY PROGRAMME CONTINUES

M-real's Stockstadt and Hallein mills are targeting in total EUR 14 million worth of annual savings, which will be fully implemented in stages during the period 2006-2008. At Stockstadt paper and pulp mill, agreement on the efficiency programme has been reached. As a result, personnel reductions involving a total of 140 employees will be made by the end of 2008.

A similar programme agreed at the Austrian paper and pulp mill in Hallein will mean a reduction of 100 employees over the next three years.

M-REAL CORPORATION

Corporate Communications

For further information, contact Juhani Pöhö, Executive Vice President and CFO, tel. +358 10 469 5283 or Hannu Anttila, President and CEO, tel. +358 10 469 4343